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                        [LETTERHEAD OF LINUXCARE, INC.]

                                April 27, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

Via Overnight Courier.

     Re: Linuxcare, Inc. Registration Statement on Form S-1 (File No. 333-94985)
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Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Linuxcare, Inc. (the "Company") requests the withdrawal of the Company's Registration Statement on Form S-1, file number 333-94985 (the "S-1 Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions and a determination that it would not be in the Company's best interest to proceed at this time. No offers or sales of the Company's Common Stock were made pursuant to the S-1 Registration Statement.

     If you have any questions, please call Jonathan Levy of Wilson Sonsini Goodrich & Rosati (650) 493-9300, David Schellhase, Vice President and General Counsel of the Company at (415) 354-4299 or me. Thank you.

                                       Very truly yours,

                                       /s/ Christian Paul
                                       Christian Paul
                                       Chief Financial Officer